P.E. 2/22/02

02017054

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-6 OF THE SECURITIES EXCHANGE ACT OF 1934

TRANZ RAIL HOLDINGS LIMITED
(REGISTRANT'S NAME AS SPECIFIED IN ITS CHARTER)

LEVEL 1, CLEAR CENTRE,
CNR NORTHCOTE & TAHAROTO ROAD,
TAKAPUNA, AUCKLAND, NEW ZEALAND
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____ No ✓

TRANZ RAIL

MEDIA RELEASE

21 FEBRUARY 2002

Auckland, New Zealand - - Tranz Rail Holdings Limited [NZSE: TRH] [NASDAQ: TNZR]

New Tranz Rail director appointed

Tranz Rail today announced the appointment of New Zealander John Loughlin to its Board of Directors.

Mr Loughlin will replace Carl Ferenbach who has retired from the Board.

Mr Loughlin has been based at Richmond Ltd for nine years, and was appointed Chief Executive in 1997. Prior to working at Richmond, he had a 15-year career in insurance and investment with AMP and Westpac.

Tranz Rail chairman Robert Wheeler said today that Mr Loughlin brought valuable experience and expertise to the Tranz Rail Board.

"Under John's leadership, Richmond has expanded significantly, becoming one of New Zealand's leading companies. This sort of vision, combined with John's strong financial background, will be an asset to Tranz Rail," he says.

Mr Wheeler said the appointment of a New Zealand director was appropriate given that the majority of Tranz Rail shares were held within New Zealand: "I indicated at the company's annual meeting last year that Tranz Rail was moving to ensure its Board of Directors was reflective of its New Zealand shareholding.

"Mr Loughlin's appointment is in keeping with that intention."

Mr Wheeler said Mr Ferenbach had made a significant contribution to the direction of Tranz Rail during his nine years as a Director.

"Tranz Rail has developed and seen many changes in recent years and I would like to publicly thank Carl for his efforts in that time," he said.

Mr Loughlin's appointment is immediate and subject to ratification at Tranz Rail's annual meeting of shareholders later this year.

-ends-

For further information, contact:

Alan McDonald
Tranz Rail Media Spokesperson
Phone: 025 313 920

Tranz Rail Holdings Limited
Tranz Rail Limited
Tranz Rail Finance Limited
Smales Farm
Cnr Taharoto & Northcote Roads
Takapuna
New Zealand
Direct Telephone: (+64-9) 270 5046
Confidential Fax: (+64-9) 270 5039
E-mail: mbloomer@tranzrail.co.nz

Mailing Address:
Private Bag 92138
Auckland Mail Centre
New Zealand

Mark A L Bloomer
Executive Manager and
Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

TRANZ RAIL HOLDINGS LIMITED
(Registrant)

By: [signature]
MARK A.L. BLOOMER,
Executive Manager and Chief
Financial Officer

Date: 21 February 2002